EXHIBIT 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

March 31, 2022

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months
	ended March 31
	2022	2021

Revenues (note 20)	$1,000,912	$774,914

Cost of revenues (exclusive of depreciation and
amortization shown below)	631,553	467,731
Selling, general and administrative expenses	250,712	210,603
Depreciation	12,049	10,439
Amortization of intangible assets	24,591	27,338
Acquisition-related items (note 7)	15,083	18,847
Loss on disposal of Russian operations (note 5)	26,090	-
Operating earnings	40,834	39,956

Interest expense, net	6,318	8,284
Earnings from equity accounted investments	(3,160)	(1,406)
Other income, net	32	(576)
Earnings before income tax	37,644	33,654
Income tax expense (note 17)	16,327	8,847
Net earnings	21,317	24,807

Non-controlling interest share of earnings	8,516	7,780
Non-controlling interest redemption increment (note 14)	31,441	12,540

Net earnings (loss) attributable to Company	$(18,640)	$4,487

Net earnings (loss) per common share (note 15)
Basic	$(0.42)	$0.11
Diluted	$(0.42)	$0.11

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars)

	Three months
	ended March 31
	2022	2021

Net earnings	$21,317	$24,807

Change in foreign currency translation	(3,854)	(1,875)
Reclassification of accumulated foreign currency translation on disposal of Russian operations (note 5)	18,236	-
Unrealized gain on interest rate swaps, net of tax	312	929
Pension liability adjustments, net of tax	9	-
Comprehensive earnings	36,020	23,861

Less: Comprehensive earnings attributable to non-
controlling interests	39,957	22,482

Comprehensive earnings (loss) attributable to Company	$(3,937)	$1,379

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$230,374	$396,745
Restricted cash	35,224	28,526
Accounts receivable, net of allowance of $25,019 (December 31, 2021 - $22,413)	508,542	502,416
Contract assets (note 20)	78,851	71,294
Warehouse receivables (note 18)	124,815	174,717
Income tax recoverable	13,019	13,373
Prepaid expenses and other current assets	212,301	339,847
Real estate assets held for sale (note 6)	44,492	44,089
	1,247,618	1,571,007

Other receivables	14,128	12,441
Contract assets (note 20)	7,423	7,647
Other assets	108,555	99,983
Fixed assets	143,431	144,755
Operating lease right-of-use assets	316,650	316,517
Deferred tax assets, net	74,482	68,502
Intangible assets (note 8)	580,046	561,830
Goodwill	1,104,156	1,091,048
	2,348,871	2,302,723
	$3,596,489	$3,873,730

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$384,260	$391,170
Accrued compensation	442,933	691,604
Income tax payable	43,488	35,446
Contract liabilities (note 20)	30,893	30,397
Long-term debt - current (note 9)	1,535	1,458
Contingent acquisition consideration - current (note 18)	27,624	120,246
Warehouse credit facilities (note 11)	115,817	162,911
Operating lease liabilities	79,010	80,928
Liabilities related to real estate assets held for sale (note 6)	23,235	23,095
	1,148,795	1,537,255

Long-term debt (note 9)	712,771	529,596
Contingent acquisition consideration (note 18)	32,320	34,425
Operating lease liabilities	298,370	296,633
Other liabilities	70,295	86,064
Deferred tax liabilities, net	37,302	42,371
Convertible notes (note 10)	225,539	225,214
	1,376,597	1,214,303
Redeemable non-controlling interests (note 14)	541,191	536,903

Shareholders' equity
Common shares	854,760	852,167
Contributed surplus	89,507	79,407
Deficit	(363,296)	(279,724)
Accumulated other comprehensive loss	(55,396)	(70,251)
Total Company shareholders' equity	525,575	581,599
Non-controlling interests	4,331	3,670
Total shareholders' equity	529,906	585,269
	$3,596,489	$3,873,730

Commitments and contingencies and subsequent events (note 19 and note 22)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, December 31, 2021	44,054,744	$852,167	$79,407	$(279,724)	$(70,251)	$3,670	$585,269

Net earnings	-	-	-	21,317	-	-	21,317
Pension liability adjustment,
net of tax	-	-	-	-	9	-	9
Foreign currency translation loss	-	-	-	-	(3,854)	-	(3,854)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	464	-	464
Other comprehensive earnings
attributable to NCI	-	-	-	-	-	162	162
NCI share of earnings	-	-	-	(8,516)	-	679	(7,837)
NCI redemption increment	-	-	-	(31,441)	-	-	(31,441)
Distributions to NCI	-	-	-	-	-	(180)	(180)
Reclass to net earnings on disposal
of Russian operations (note 5)	-	-	(93)	-	18,236	-	18,143
Subsidiaries’ equity transactions	-	-	8,417	-	-	-	8,417
Subordinate Voting Shares:
Stock option expense	-	-	4,861	-	-	-	4,861
Stock options exercised	221,625	14,341	(3,085)	-	-	-	11,256
Purchased for cancellation (note 16)	(600,539)	(11,748)	-	(64,932)	-	-	(76,680)
Balance, March 31, 2022	43,675,830	$854,760	$89,507	$(363,296)	$(55,396)	$4,331	$529,906
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed	Retained	comprehensive	controlling	shareholders'
	shares	Amount	surplus	earnings	loss	interests	equity
Balance, December 31, 2020	40,189,436	$457,993	$66,971	$119,421	$(61,979)	$3,703	$586,109
Net earnings	-	-	-	24,807	-	-	24,807
Foreign currency translation loss	-	-	-	-	(1,875)	-	(1,875)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	929	-	929
Other comprehensive earnings
attributable to NCI	-	-	-	-	(2,162)	(137)	(2,299)
NCI share of earnings	-	-	-	(7,780)	-	862	(6,918)
NCI redemption increment	-	-	-	(12,540)	-	-	(12,540)
Distributions to NCI	-	-	-	-	-	(311)	(311)
Acquisition of businesses, net	-	-	-	-	-	(27)	(27)
Subordinate Voting Shares:
Stock option expense	-	-	2,925	-	-	-	2,925
Stock options exercised	169,200	10,152	(2,207)	-	-	-	7,945
Balance, March 31, 2021	40,358,636	$468,145	$67,689	$123,908	$(65,087)	$4,090	$598,745

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months
	ended March 31
	2022	2021

Cash provided by (used in)

Operating activities
Net earnings	$21,317	$24,807

Items not affecting cash:
Depreciation and amortization	36,640	37,777
Loss on disposal of Russian operations (note 5)	26,090	-
Gains attributable to mortgage servicing rights	(5,297)	(9,075)
Gains attributable to the fair value of mortgage
premiums and origination fees	(7,282)	(11,578)
Deferred tax	(11,177)	(9,431)
Earnings from equity accounted investments	(3,160)	(1,406)
Stock option expense (note 16)	4,861	2,925
Non-cash lease expense	(526)	18,058
Allowance for credit losses	1,735	315
Amortization of advisor loans	6,233	5,505
Contingent consideration (note 7)	6,490	16,378
Other	2,154	116

Increase in accounts receivable, prepaid expenses and other assets	(172,005)	(23,787)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	9,860	(12,552)
Decrease in accrued compensation	(268,770)	(84,476)
Contingent acquisition consideration paid	(59,553)	(7,475)
Proceeds received on sale of mortgage loans	369,911	837,917
Principal funded on originated mortgage loans	(314,073)	(706,785)
Decrease in warehouse credit facilities	(47,094)	(112,081)
Sales to (Repurchases from) AR Facility, net (note 12)	122,937	(3,291)
Net cash used in operating activities	(280,709)	(38,139)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(52,478)	(3,841)
Purchases of fixed assets	(9,835)	(22,093)
Advisor loans issued	(13,439)	(11,081)
Collections of AR facility deferred purchase price (note 12)	166,328	10,908
Other investing activities	(7,526)	(12)
Net cash provided by (used in) investing activities	83,050	(26,119)

Financing activities
Increase in long-term debt	194,935	203,522
Repayment of long-term debt	(3,205)	(149,730)
Purchases of non-controlling interests' subsidiary shares, net	(25,962)	(8,133)
Contingent acquisition consideration paid	(40,889)	(2,977)
Proceeds received on exercise of stock options	11,214	7,945
Dividends paid to common shareholders	(6,608)	(2,009)
Distributions paid to non-controlling interests	(14,926)	(13,923)
Repurchases of Subordinate Voting Shares	(72,685)	-
Other financing activities	(49)	-
Net cash provided by financing activities	41,825	34,695

Effect of exchange rate changes on cash	(3,839)	(1,854)

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months
	ended March 31
	2022	2021

Net change in cash, cash equivalents and restricted cash	(159,673)	(31,417)

Cash, cash equivalents and restricted cash, beginning of period	425,271	177,533
Cash, cash equivalents and restricted cash, end of period	$265,598	$146,116

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate professional services and investment management to corporate and institutional clients in 36 countries around the world (62 countries including affiliates and franchisees). Colliers’ primary service lines are Outsourcing & Advisory, Investment Management, Leasing and Capital Markets. Operationally, Colliers is organized into four distinct segments: Americas; Europe, Middle East and Africa (“EMEA”); Asia and Australasia (“Asia Pacific”) and Investment Management.

2.	Summary of presentation

These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although management believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2021.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements, except as related to real estate assets held for sale and as noted in Note 3.

As real estate assets held for sale are generally funded by cash on hand and are expected to be held for a period not to exceed twelve months, management revised its policy regarding the classification of real estate assets held for sale and liabilities related to real estate assets held for sale (collectively “Real Estate Assets HFS”) to present them as current on the consolidated balance sheets. In the opinion of management this presentation is more representative and meaningful given the intent of the transactions that give rise to the Real Estate Assets HFS. The change only impacts the presentation of Real Estate Assets HFS on the consolidated balance sheets without any impact on consolidated statements of earnings or the consolidated statements of cash flows. Prior year comparatives in relation to Real Estate Assets HFS have been restated to present as current to improve comparability with 2022 following the change in policy.

In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at March 31, 2022 and the results of operations and its cash flows for the three months ended March 31, 2022 and 2021. All such adjustments are of a normal recurring nature. The results of operations for the three-month period ended March 31, 2022, are not necessarily indicative of the results to be expected for the year ending December 31, 2022.

3.	Impact of recently issued accounting standards

Recently adopted accounting guidance

Debt with Conversion Options

In August 2020, the FASB issued ASU No. 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contract in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments and reduces the number of embedded conversion features being separately recognized from the host contract as compared to current GAAP. The ASU also enhances information transparency through targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. The Company adopted the guidance effective January 1, 2022. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Reference Rate Reform

The FASB has issued two ASUs related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the various tenors of the London Interbank Offered Rates (“LIBOR”) being discontinued between December 31, 2021 and June 30, 2023, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. The ASUs provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. The Company has certain debt arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated and will continue to evaluate arrangements subject to rate reform and the options under the ASUs to facilitate an orderly transition to alternative reference rates and their potential impacts on its consolidated financial statements and disclosures.

4.	Acquisitions

During the three months ended March 31, 2022, the Company acquired controlling interests in two businesses operating in the Americas; a civil engineering, design and survey firm headquartered in San Antonio, Texas and the Colliers affiliate for Cincinnati and Cleveland, Ohio.

Given the complexity of certain assets and liabilities acquired, primarily intangibles and income tax items, the purchase accounting recorded in the accompanying financial statements is preliminary. The acquisition date fair value of consideration transferred consisted of $52,478 in cash (net of cash acquired of $6,744) and $16,207 of equity in one of the Company’s subsidiaries which is presented as redeemable non-controlling interest on the consolidated balance sheets. The Company acquired $4,057 of net assets, excluding cash, and recognized goodwill of $26,651 and intangible assets of $37,976 in its preliminary purchase price allocation. The purchase price allocation is expected to be completed as soon as practicable, but no later than one year from the acquisition date.

During the three months ended March 31, 2021, the Company acquired a controlling interest in one business operating in the Americas (Miami, Florida). The acquisition date fair value of consideration transferred consisted of $3,841 in cash (net of cash acquired of $387).

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2022, was $59,944 (December 31, 2021 - $154,671). See note 18 for discussion on the fair value of contingent consideration. Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at March 31, 2022, was $5,741 (December 31, 2021 - $5,070). The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $72,670 to a maximum of $85,793. These contingencies will expire during the period extending to June 2026.

5.	Business disposals

The Company discontinued its operations in Russia in March 2022, by way of a sale of its controlling interests to local management. The proceeds received from the disposals were de minimus and the Company recognized a loss on disposal of Russian operations in the amount of $26,090.

The table below summarizes the change in the Company’s assets related to the disposal of Russian operations and the calculation of the loss on disposal:

Disposals

Current assets, excluding cash	$3,635
Non-current assets, excluding goodwill	3,265
Goodwill	6,335

Current liabilities	$(4,444)
Non-current liabilities	(2,075)
Redeemable non-controlling interest	$(2,361)
Net assets of Russian operations, excluding cash	4,355

The below table summarizes the calculation of the loss on disposal of Russian operations:

Cash consideration, net of disposed cash	$(3,592)
Net assets of Russian operations, excluding cash	4,355
Reclasses from Shareholder's equity to net earnings:
Contributed surplus	93
Accumulated foreign currency translation	(18,236)
Loss on disposal of Russian operations	$(26,090)

6.	Real estate assets held for sale

From time to time, the Company’s Investment Management segment purchases real estate assets for placement into a fund. This typically occurs in the early stages of fundraising where temporary liquidity is needed to fund investment opportunities that arise prior to the availability of fund capital. The purchased assets are recorded as real estate assets held for sale prior to the ultimate sale to the identified fund. The assets are typically held for a short period of time not expected to exceed twelve months. The transactions are not intended as an alternative source of operating earnings and the arrangements to sell the assets to a fund are generally structured not to generate any gain or loss. The purchases are accounted for by the acquisition method of accounting for asset purchases that do not constitute the acquisition of a business.

In December 2021, the Company acquired a controlling interest in a portfolio of land and buildings located in the United States and associated liabilities from an unrelated party (the “RE Assets”). The Company expects to sell the RE Assets to a newly established closed-end fund which is managed by the Company, without gain or loss, during the second quarter of 2022. As is customary for closed-end funds, the Company has a limited partner equity interest of between 1% and 2%.

During the year ended March 31, 2022, the effect on net earnings related to real estate assets held for sale was nil (2021 - nil).

The following table summarizes the real estate assets and associated liabilities held for sale.

	As at March 31,	As at December 31,
	2022	2021

Real estate assets held for sale
Real estate assets held for sale - current	$44,492	$44,089
Liabilities related to real estate assets held for sale - current	$23,235	$23,095

Net real estate assets held for sale	$21,257	$20,994

7.	Acquisition-related items

	Three months ended
	March 31
	2022	2021
Transaction costs	$8,593	$2,469
Contingent consideration fair value adjustments (note 18)	5,367	14,787
Contingent consideration compensation expense	1,123	1,591
	$15,083	$18,847

8.	Intangible assets

The following table summarizes the gross value, accumulated amortization and net carrying value of the Company’s indefinite life and finite life intangible assets:

March 31, 2022	Gross
	carrying	Accumulated
	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	23,450	-	23,450
	$52,650	$-	$52,650
Finite life intangible assets:
Customer lists and relationships	$384,357	$159,130	$225,227
Investment management contracts	270,600	91,084	179,516
Mortgage servicing rights ("MSRs")	154,448	48,044	106,404
Franchise rights	1,212	1,145	67
Trademarks and trade names	12,612	5,535	7,077
Management contracts and other	17,941	11,653	6,288
Backlog	5,300	2,483	2,817
	$846,470	$319,074	$527,396
	$899,120	$319,074	$580,046

	Gross
December 31, 2021	carrying	Accumulated
	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	23,804	-	23,804
	$53,004	$-	$53,004
Finite life intangible assets:
Customer lists and relationships	$352,860	$152,026	$200,834
Investment management contracts	270,600	85,012	185,588
Mortgage servicing rights ("MSRs")	147,878	41,455	106,423
Franchise rights	1,185	1,092	93
Trademarks and trade names	12,600	4,861	7,739
Management contracts and other	17,606	11,057	6,549
Backlog	2,400	800	1,600
	$805,129	$296,303	$508,826
	$858,133	$296,303	$561,830

MSR intangible assets represent the carrying value of servicing assets in the Americas segment. The MSR asset is being amortized over the estimated period that the net servicing income is expected to be received.

The MSR assets are evaluated quarterly for impairment by stratifying the servicing portfolio according to predominant risk characteristics, primarily investor type and interest rate. An impairment is recorded if the carrying value of an individual stratum exceeds its estimated fair value. There was no impairment recorded for the three-month period ended March 31, 2022.

The following table summarizes activity related to the Company’s mortgage servicing rights for the three months ended March 31, 2022.

2022
Balance, January 1	$106,423
Additions, following the sale of loan	6,569
Amortization	(4,006)
Prepayments and write-offs	(2,582)
Balance, March 31	$106,404

The following is the estimated future expense for amortization of the recorded MSRs and other intangible assets for each of the next five years and thereafter:

For the year ended December 31,	MSRs	Other	Total
2022 (remaining nine months)	$11,155	$52,608	$63,763
2023	13,467	63,119	76,586
2024	12,352	54,976	67,328
2025	11,215	46,356	57,571
2026	10,167	42,593	52,760
Thereafter	48,048	161,340	209,388
	$106,404	$420,992	$527,396

9.	Long-term debt

The Company has a multi-currency senior unsecured revolving credit facility (the “Revolving Credit Facility”) of $1,000,000. The Revolving Credit Facility has a 5-year term ending April 30, 2024, and bears interest at an applicable margin of 1.25% to 3.0% over floating reference rates, depending on financial leverage ratios. The weighted average interest rate on borrowings under the Revolving Credit Facility for the three months ended March 31, 2022, was 1.4% in 2022 (2021 – 1.7%). The Revolving Credit Facility had $795,964 of available undrawn credit as at March 31, 2022 ($988,167 as at December 31, 2021). As of March 31, 2022, letters of credit in the amount of $12,036 were outstanding against the Revolving Credit Facility ($11,833 as at December 31, 2021). The Revolving Credit Facility requires a commitment fee of 0.25% to 0.6% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Revolving Credit Facility by up to $250,000 on the same terms and conditions.

The Company has outstanding €210,000 of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes due 2028”), which are held by a group of institutional investors. The Senior Notes due 2028 have a 10-year term ending May 30, 2028.

The Company also has outstanding €125,000 and $150,000 of senior unsecured notes with fixed interest rates of 1.52% and 3.02%, respectively (the “Senior Notes due 2031”), which are held by a group of institutional investors. The Senior Notes due 2031 have a 10-year term ending October 7, 2031.

The Revolving Credit Facility, Senior Notes due 2028, and Senior Notes due 2031 rank equally in terms of seniority and have similar financial covenants, including leverage and interest coverage. The Company was in compliance with all covenants as of March 31, 2022. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.	Convertible notes

In May 2020, the Company issued $230,000 aggregate principal of 4.0% Convertible Senior Subordinated Notes (the “Convertible Notes”) at par value. The Convertible Notes will mature on June 1, 2025, and bear interest of 4.0% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. The Convertible Notes are accounted for entirely as debt as no portion of the proceeds is required to be accounted for as attributable to the conversion feature. The Convertible Notes are unsecured and subordinated to all of the Company’s existing and future secured indebtedness and are treated as equity for financial leverage calculations under the Company’s Revolving Credit Facility and Senior Notes.

The Convertible Notes may be converted at the holder’s option at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 17.2507 Subordinate Voting Shares per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of $57.97 per Subordinate Voting Share. On December 7, 2021, the Company increased its semi-annual dividend on the outstanding Subordinate Voting Shares and Multiple Voting Shares from $0.05 to $0.15 per share. This modified the conversion rate to 17.2624 Subordinate Voting Shares per $1,000 principal amount of Convertible Notes, which represents a conversion price of $57.93 per Subordinate Voting Share.

The Company, at its option, may also redeem the Convertible Notes, in whole or in part, on or after June 1, 2023, at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, provided that the last reported trading price of the Subordinate Voting Shares for any 20 trading days in a consecutive 30 trading day period preceding the date of the notice of redemption is not less than 130% of the conversion price.

Subject to specified conditions, the Company may elect to repay some or all of the outstanding principal amount of the Convertible Notes, on maturity or redemption, through the issuance of Subordinate Voting Shares.

In connection with the issuance of the Convertible Notes, at the time, the Company incurred financing costs of $6,795 which are being amortized over five years using the effective interest rate method. For the quarter ended March 31, 2022, there was $325 of financing fee amortization included in interest expense within the accompanying Consolidated Statements of Earnings. The effective interest rate on the Convertible Notes is approximately 4.7%.

11.	Warehouse credit facilities

The following table summarizes the Company’s mortgage warehouse credit facilities as at March 31, 2022:

		March 31, 2022		December 31, 2021
	Current	Maximum	Carrying	Maximum	Carrying
	Maturity	Capacity	Value	Capacity	Value
Facility A - LIBOR plus 1.60%	October 19, 2022	$125,000	$4,913	$125,000	$70,694
Facility B - SOFR plus 1.70%	On demand	125,000	23,116	125,000	49,860
Facility C - LIBOR plus 1.60%	April 27, 2022	150,000	87,788	150,000	42,357
		$400,000	$115,817	$400,000	$162,911

Colliers Mortgage LLC (“Colliers Mortgage”) has warehouse credit facilities which are used exclusively for the purpose of funding warehouse mortgages receivable. The warehouse credit facilities are recourse only to Colliers Mortgage, are revolving and are secured by any warehouse mortgages financed on the facilities.

On October 20, 2021, Colliers Mortgage entered into an amendment to the financing agreement for Facility A modifying the borrowing capacity to $125,000 and extending the maturity date to October 19, 2022.

On April 28, 2021, Colliers Mortgage entered into an additional financing agreement for Facility C with a borrowing capacity of $150,000. The maturity date is April 27, 2022, with an option to extend to April 27, 2023 (see note 22).

12.	AR Facility

In April 2019, the Company entered into a structured accounts receivable facility (the “AR Facility”). Under the AR Facility, certain of the Company's subsidiaries continuously sell trade accounts receivable and contract assets (the “Receivables”) to wholly owned special purpose entities at fair market value. The special purpose entities in turn sell the Receivables to a third-party financial institution (the “Purchaser”).

On April 26, 2021, the Company extended the term of the AR Facility by one year with a maturity date of April 25, 2022, and a committed availability of $125,000 (see note 22). As of March 31, 2022, the Company’s draw under the AR Facility was $122,641.

All transactions under the AR Facility are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Following the sale of the Receivables to the Purchaser, the Receivables are legally isolated from the Company and its wholly owned special purpose entities. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The Company continues to service, administer and collect the Receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860. The Company has elected the amortization method for subsequent measurement of the servicing liability, which is assessed for changes in the obligation at each reporting date. As of March 31, 2022, the servicing liability was nil.

Under the AR Facility, the Company receives a cash payment and a deferred purchase price (“Deferred Purchase Price” or “DPP”) for sold Receivables. The DPP is paid to the Company in cash on behalf of the Purchaser as the Receivables are collected; however, due to the revolving nature of the AR Facility, cash collected from the Company's customers is reinvested by the Purchaser monthly in new Receivable purchases under the AR Facility. For the three months ending March 31, 2022, Receivables sold under the AR Facility were $525,344 and cash collections from customers on Receivables sold were $533,906, all of which were reinvested in new Receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of March 31, 2022, the outstanding principal on trade accounts receivable, net of Allowance for Doubtful Accounts, sold under the AR Facility was $166,541; and the outstanding principal on contract assets, current and non-current, sold under the AR Facility was $80,939. See note 18 for fair value information on the DPP.

For the three months ended March 31, 2022, the Company recognized a loss related to Receivables sold of $7 (2021 - $4 loss) that was recorded in other expense in the consolidated statement of earnings. Based on the Company’s collection history, the fair value of the Receivables sold subsequent to the initial sale approximates carrying value.

The non-cash investing activities associated with the DPP for the three months ended March 31, 2022, were $26,313.

13.	Variable interest entities

The Company holds variable interests in certain Variable Interest Entities (“VIE”) in its Investment Management segment which are not consolidated as it was determined that the Company is not the primary beneficiary. The Company’s involvement with these entities is in the form of advisory fee arrangements and equity co-investments (typically 1%-2%).

The following table provides the maximum exposure to loss related to these non-consolidated VIEs:

	March 31,	December 31,
	2022	2021
Equity accounted investments	$19,561	$16,550
Co-investment commitments	20,508	20,284
Maximum exposure to loss	$40,069	$36,834

14.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2022
Balance, January 1	$536,903
RNCI share of earnings	7,839
RNCI redemption increment	31,441
Distributions paid to RNCI	(14,876)
Purchase of interests from RNCI	(34,188)
Disposal of Russian operations (note 5)	(2,361)
RNCI recognized on business acquisitions	16,678
Other	(245)
Balance, March 31	$541,191

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of March 31, 2022, was $519,796 (December 31, 2021 - $513,291). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at March 31, 2022, approximately 4,000,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

15.	Net earnings (loss) per common share

The earnings per share calculation cannot be anti-dilutive, therefore diluted shares is not used in the denominator when the numerator is in a loss position.

Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of income tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is anti-dilutive for the three-month periods ended March 31, 2022 and March 31, 2021.

The following table reconciles the basic and diluted common shares outstanding:

	Three months ended
(in thousands)	March 31
	2022	2021

Net earnings (loss) attributable to Company	$(18,640)	$4,487
After-tax interest on Convertible Notes	-	-
Adjusted numerator under the If-Converted Method	$(18,640)	$4,487

Weighted average common shares - Basic	44,064	40,257
Exercise of stock options	-	513
Conversion of Convertible Notes	-	-
Weighted average common shares - Diluted	44,064	40,770

On July 16, 2021, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a normal course issuer bid (the “NCIB”). The NCIB allows the Company to purchase for cancellation, up to 3,200,000 Subordinate Voting Shares, or five percent of the Company’s public float as at July 5, 2021 of such class of shares. The NCIB commenced on July 20, 2021 and is due to expire on July 19, 2022.

During the period from March 3, 2022, to March 31, 2022, the Company repurchased 600,539 Subordinate Voting Shares for total consideration of $76,680. The repurchase cost, including commissions and fees, was allocated to common shares for the weighted average book value and to retained earnings for any excess. Under the NCIB all shares are purchased for cancellation. See note 22.

16.	Stock-based compensation

The Company has a stock option plan for certain officers, key full-time employees and directors of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at March 31, 2022, there were 689,550 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 16,250 stock options granted during the three months ended March 31, 2022 (2021 - 10,000). Stock option activity for the three months ended March 31, 2022, was as follows:

			Weighted average
		Weighted	remaining	Aggregate
	Number of	average	contractual life	intrinsic
	options	exercise price	(years)	value
Shares issuable under options -
December 31, 2021	2,550,875	$89.34
Granted	16,250	150.24
Exercised	(221,625)	50.79
Forfeited	(6,500)	126.76
Shares issuable under options -
March 31, 2022	2,339,000	$93.31	3.1	$91,919
Options exercisable - March 31,2022	896,814	$71.92	2.0	$52,448

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2022, was $4,861 (2021 - $2,925). As of March 31, 2022, there was $30,282 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the three-month period ended March 31, 2022, the fair value of options vested was $4,100 (2021 - $4,422).

17.	Income tax

The provision for income tax for the three months ended March 31, 2022, reflected an effective tax rate of 43.4% (2021 - 26.3%) relative to the combined statutory rate of approximately 26.5% (2021 - 26.5%). The current year’s rate was impacted by the loss on disposal of the Company’s controlling interest in its Russian operations. The loss is not tax deductible and it increases the effective tax rate by 17.9%.

18.	Financial instruments

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2022:

	Level 1	Level 2	Level 3
Assets
Cash equivalents	$4,332	$-	$-
Equity securities	11,144	22	-
Debt securities	-	6,218	-
Mortgage derivative assets	-	15,407	-
Warehouse receivables	-	124,815	-
Deferred Purchase Price on AR Facility	-	-	97,654
Total assets	$15,476	$146,462	$97,654

Liabilities
Mortgage derivative liabilities	$-	$5,710	$-
Interest rate swap liabilities	-	2,608	-
Contingent consideration liabilities	-	-	59,944
Total liabilities	$-	$8,318	$59,944

There were no significant non-recurring fair value measurements recorded during the quarter ended March 31, 2022.

Cash equivalents

Cash equivalents include highly liquid investments with original maturities of less than three months. Actively traded cash equivalents where a quoted price is readily available are classified as Level 1 in the fair value hierarchy.

Financial instruments and other inventory positions owned

The Company records financial instruments and other inventory positions owned at fair value on the Consolidated Balance Sheets. These financial instruments are valued based on observable market data that may include quoted market prices dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instruments’ terms and conditions and are classified as Level 2 of the fair value hierarchy.

Certain investments in equity securities where quoted prices are readily available are classified as Level 1 in the fair value hierarchy. The Company increases or decreases its investment each reporting period by the change in the fair value of the investment reported in net earnings on the Consolidated Statements of Earnings.

Mortgage-related derivatives

The fair value of interest rate lock commitments and forward sale commitments are derivatives and considered Level 2 valuations. Fair value measurements for both interest rate lock commitments and forward sales commitment consider observable market data, particularly changes in interest rates. In the case of interest rate lock commitments, the fair value measurement also considers the expected net cash flows associated with the servicing of the loans or the fair value of MSRs. However, the Company has evaluated the impact of the fair value of the MSRs on the fair value of the derivatives and they do not have a significant impact on the derivative fair values. The Company also considers the impact of counterparty non-performance risk when measuring the fair value of these derivatives. Given the credit quality of the Company’s counterparties, the short duration of interest rate lock commitments and forward sales contracts and the Company’s historical experience, the risk of nonperformance by the counterparties does not have a significant impact on the determination of fair value.

Warehouse receivables

Warehouse receivables represent mortgage loans originated by the Company with commitments to sell to third party investors. Principal funded on mortgage loans plus gains attributable to the fair value of mortgage premiums and origination fees increase warehouse receivables and proceeds received from the sale of mortgage loans to third party investors reduce warehouse receivables. As at March 31, 2022, substantially all of the Company’s mortgage warehouse receivables were under commitment to be purchased by a GSE or by a qualifying investor. These assets are classified as Level 2 in the fair value hierarchy as a substantial majority of the inputs are readily observable.

AR Facility deferred purchase price (“DPP”)

The Company recorded a DPP under its AR Facility. The DPP represents the difference between the fair value of the Receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is remeasured each reporting period in order to account for activity during the period, including the seller’s interest in any newly transferred Receivables, collections on previously transferred Receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying Receivables are short-term and of high credit quality. The DPP is valued using Level 3 inputs, primarily discounted cash flows, with the significant inputs being discount rates ranging from 2.5% to 5.0% depending upon the aging of the Receivables. See note 12 for information on the AR Facility.

Changes in the fair value of the DPP comprises the following:

2022
Balance, January 1	$238,835
Additions to DPP	26,313
Collections on DPP	(166,328)
Fair value adjustment	(7)
Foreign exchange and other	(1,159)
Balance, March 31	$97,654

Interest rate swaps

In December 2018, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. The swaps have a maturity date of April 30, 2023. The interest rate swaps are measured at fair value on the consolidated balance sheets.

At the inception of the interest rate swaps, the Company designated each swap as a cash flow hedge. From inception until June 30, 2021, each of the swaps were determined to be effective with changes in the fair value recognized to accumulated other comprehensive earnings (loss).

On July 1, 2021, the Company dedesignated the hedging relationships. Gains or losses related to changes in the fair value of the swaps after July 1, 2021, are reported in interest expense on the consolidated statements of earnings.

As at June 30, 2021, $5,595 of cumulative losses were reported in accumulated other comprehensive earnings (loss). This accumulated other comprehensive loss will be recognized to interest expense commensurate with when the forecasted cash flows originally designated as a hedge affect earnings, or earlier if it is probable these forecasted cash flows will not occur. In the three months ended March 31, 2022, $631 of the accumulated other comprehensive loss was included in interest expense on the consolidated statements of earnings.

Contingent acquisition consideration

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 2.1% to 8.8%, with a weighted average of 4.7%). The wide range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $1,300.

Changes in the fair value of the contingent consideration liability comprises the following:

2022
Balance, January 1	$154,671
Fair value adjustments (note 7)	5,367
Resolved and settled in cash	(100,000)
Other	(94)
Balance, March 31	$59,944

Less: current portion	$27,624
Non-current portion	$32,320

The carrying amounts for cash, restricted cash, accounts receivable, accounts payable, advisor loans, other receivables and accrued liabilities approximate their estimated fair values due to the short-term nature of these instruments, unless otherwise indicated. The carrying value of the Company’s Revolving Credit Facility and other short-term borrowings approximate their estimated fair value due to their short-term nature and variable interest rate terms. The carrying value of non-current receivables and advisor loans approximate their fair values. These fair value measurements use a net present value approach; significant model inputs were expected future cash outflows and discount rates which are Level 3 inputs within the fair value hierarchy.

The carrying amount and the estimated fair value of Senior Notes and Convertible Notes are presented in the table below. Interest rate yield curves, interest rate indices and market prices (Level 2 inputs within the fair value hierarchy) are used in determining the fair value of the Senior Notes and Convertible Notes.

	March 31, 2022		December 31, 2021
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Senior Notes	$519,783	$494,755	$529,089	$548,440
Convertible Notes	225,539	517,734	225,214	590,193

19.	Commitments and Contingencies

Acquisition Commitments

In January 2022, The Company entered into an agreement to acquire a controlling interest in Basalt Infrastructure Partners, LLP. It is expected that the acquisition will be accounted for using the acquisition method of accounting for business combinations. The transaction is expected to close in the second half of 2022, subject to applicable closing conditions including regulatory approval, for an aggregate initial cash purchase price of $300,000.

In October 2021, the Company entered into agreements to acquire controlling interests in Antirion SGR S.p.A. and its Italy affiliate (which collectively consists of Colliers International Italia S.p.A., Collies Real Estate Services Italia S.R.L and Colliers Real Estate Management Services S.R.L.). The initial cash consideration for the acquisitions is $64,746. These acquisitions will be accounted for using the acquisition method of account for business combinations. See note 22.

Claims and Litigation

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Contingencies associated with US government sponsored enterprises

Colliers Mortgage is a lender in the Fannie Mae DUS Program. Commitments for the origination and subsequent sale and delivery of loans to Fannie Mae represent those mortgage loan transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to Fannie Mae. As discussed in note 18, the Company accounts for these commitments as derivatives recorded at fair value.

Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the DUS Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of March 31, 2022, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $4,534,000. As at March 31, 2022, the Loss Reserve was $16,110 (December 31, 2021 - $15,807) and was included within Other liabilities on the Consolidated Balance Sheets.

Pursuant to its licenses with Fannie Mae, Ginnie Mae and HUD, Colliers Mortgage is required to maintain certain standards for capital adequacy which include minimum net worth and liquidity requirements. If it is determined at any time that Colliers Mortgage fails to maintain appropriate capital adequacy, the licensor reserves the right to terminate the Company’s servicing authority for all or some of the portfolio. At March 31, 2022, Colliers Mortgage was in compliance with all such requirements.

20.	Revenue

Disaggregated revenue

Colliers has disaggregated its revenue from contracts with customers by type of service and operating segment as presented in the following table.

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended March 31,

2022
Leasing	$188,688	$30,317	$18,267	$-	$-	$237,272
Capital Markets	192,066	40,884	29,768	-	-	262,718
Property services	188,954	53,553	48,903	-	-	291,410
Valuation and advisory	52,493	27,471	20,039	-	-	100,003
IM - Advisory and other	-	-	-	61,647	-	61,647
IM - Incentive Fees	-	-	-	24,730	-	24,730
Other	19,497	1,100	2,403	-	132	23,132
Total Revenue	$641,698	$153,325	$119,380	$86,377	$132	$1,000,912

2021
Leasing	$134,204	$25,589	$19,868	$-	$-	$179,661
Capital Markets	142,101	35,590	32,819	-	-	210,510
Property services	147,061	38,276	55,551	-	-	240,888
Valuation and advisory	38,432	25,093	17,384	-	-	80,909
IM - Advisory and other	-	-	-	44,627	-	44,627
IM - Incentive Fees	-	-	-	-	-	-
Other	13,979	1,565	2,629	-	146	18,319
Total Revenue	$475,777	$126,113	$128,251	$44,627	$146	$774,914

Revenue associated with the Company’s debt finance and loan servicing operations are outside the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”). In the three months ended March 31, 2022, $29,311 of revenue, was excluded from the scope of ASC 606 (2021 - $32,235). These revenues were included entirely within the Americas segment within Capital Markets and Other revenue.

Contract balances

As at March 31, 2022, the Company had contract assets totaling $86,274 of which $78,851 was current ($78,941 as at December 31, 2021 - of which $71,294 was current). During the three months ended March 31, 2022, approximately 61% of the current contract assets were moved to accounts receivable or sold under the AR Facility (Note 12).

As at March 31, 2022, the Company had contract liabilities (all current) totaling $30,893 ($30,397 as at December 31, 2021). Revenue recognized for the three months ended March 31, 2022, totaled $21,095 (2021 - $16,606) that was included in the contract liability balance at the beginning of the year.

Certain constrained brokerage fees, outsourcing & advisory fees and investment management fees may arise from services that began in a prior reporting period. Consequently, a portion of the fees the Company recognizes in the current period may be partially related to the services performed in prior periods. Typically, less than 5% of brokerage revenue recognized in a period had previously been constrained and substantially all investment management incentive fees, including carried interest, recognized in the period were previously constrained.

21.	Segmented information

Operating segments

Colliers has identified four reportable operating segments. Three segments are grouped geographically into Americas, Asia Pacific and EMEA. The Investment Management segment operates in the Americas and EMEA. The groupings are based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office. The EMEA segment, for the three-month period ended March 31, 2022, includes a loss on disposal of the Company’s Russian operations (see note 5).

OPERATING SEGMENTS

			Asia	Investment
	Americas	EMEA	Pacific	Mgmt	Corporate	Consolidated

Three months ended March 31

2022
Revenues	$641,698	$153,325	$119,380	$86,377	$132	$1,000,912
Depreciation and amortization	21,816	5,364	1,848	6,808	804	36,640
Operating earnings (loss)	61,307	(30,781)	8,225	17,221	(15,138)	40,834

2021
Revenues	$475,777	$126,113	$128,251	$44,627	$146	$774,914
Depreciation and amortization	20,678	5,705	3,754	6,731	909	37,777
Operating earnings (loss)	42,853	(1,089)	11,708	9,931	(23,447)	39,956

Geographic information

Revenues in each geographic region are reported by customer locations.

GEOGRAPHIC INFORMATION

	Three months ended
	March 31
	2022	2021

United States
Revenues	$592,712	$417,239
Total long-lived assets	1,504,135	1,429,553

Canada
Revenues	$119,259	$90,500
Total long-lived assets	81,077	81,316

Euro currency countries
Revenues	$82,770	$64,208
Total long-lived assets	258,872	289,633

Australia
Revenues	$47,731	$53,933
Total long-lived assets	72,891	81,418

United Kingdom
Revenues	$36,979	$33,994
Total long-lived assets	67,135	77,266

China
Revenues	$21,414	$22,244
Total long-lived assets	8,917	8,370

Other
Revenues	$100,047	$92,796
Total long-lived assets	151,256	178,099

Consolidated
Revenues	$1,000,912	$774,914
Total long-lived assets	2,144,283	2,145,655

22.	Subsequent events

Acquisitions

On April 1, 2022, the Company completed the acquisitions of Antirion SGR S.p.A. and its Italy affiliate (which collectively consists of Colliers International Italia S.p.A., Collies Real Estate Services Italia S.R.L and Colliers Real Estate Management Services S.R.L.).

On May 4, 2022, the Company announced it had entered into an agreement to acquire a controlling interest in Rockwood Capital, LLC. It is expected that the acquisition will be accounted for using the acquisition method of accounting for business combinations. The transaction is expected to close in the third quarter of 2022, subject to applicable closing conditions and approvals, for an aggregate initial purchase price of $195,000.

NCIB share repurchases

During the period from April 1, 2022, to April 25, 2022, the Company repurchased 398,900 Subordinate Voting Shares for consideration of $49,687 for cancellation.

AR Facility extension

On April 25, 2022, the Company renewed its AR Facility with two third-party financial institutions and expanded the committed availability to $150,000, from $125,000, with a term of 364 days extending to April 24, 2023.

Warehouse credit facility extension

On April 26, 2022, the Company entered into an amendment to extend the maturity date of Facility C to May 27, 2022, with the same interest of LIBOR plus 1.60% and borrowing capacity of $150,000.

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the three months ended March 31, 2022

(in US dollars)

May 6, 2022

The following management’s discussion and analysis (“MD&A”) should be read together with the unaudited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the three months ended March 31, 2022 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2021. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three months ended March 31, 2022 and up to and including May 6, 2022.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “local currency revenue growth rate”, “internal revenue growth rate”, “adjusted EBITDA”, “adjusted EPS”, and “assets under management (“AUM”)”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the first quarter ended March 31, 2022 were $1.0 billion, an increase of 29% versus the prior year period (31% in local currency). The increase was driven by (i) strong internal growth in all service lines, led by Investment Management; and (ii) the favourable impact of recent acquisitions. Diluted loss per share was $0.42 and included a $26.1 million loss on disposal of the Company’s Russian operations (see below) as well as higher non-controlling interest redemption increment due to strong earnings growth in our non-wholly owned subsidiaries. Adjusted earnings per share, which exclude the loss on disposal of Russian subsidiaries, restructuring costs, non-controlling interest redemption increment and amortization of intangible assets (see “Reconciliation of non-GAAP financial measures” below) were $1.44, up 38% from $1.04 in the prior year quarter. The increase was driven by (i) strong operating results, and (ii) lower tax rate, partially offset by the dilutive impact on share count from the settlement of the Long-Term Incentive Arrangement (“LTIA”) with the Company’s Chairman and CEO on April 16, 2021. GAAP net earnings per share and adjusted net earnings per share for the three months ended March 31, 2022 were impacted approximately $0.02 and $0.02, respectively, from changes in foreign exchange rates.

During the three months ended March 31, 2022, the Company acquired controlling interests in two businesses operating in the Americas; a civil engineering, design and survey firm headquartered in San Antonio, Texas and the Colliers affiliate for Cincinnati and Cleveland, Ohio.

In April 2022, the Company completed the acquisition of controlling interests in Antirion SGR S.p.A. (“Antirion”), one of the largest real estate investment management firms in Italy with assets under management of $4 billion, and its Italy affiliate (which collectively consists of Colliers International Italia S.p.A., Colliers Real Estate Services Italia S.R.L. and Colliers Real Estate Management Services S.R.L.).

In March 2022, Colliers discontinued its operations in Russia and terminated its affiliate in Belarus. The disposal of the Company’s controlling interest in these operations resulted in a loss of $26.1 million, the majority of which was attributable to the realization of accumulated foreign currency translation losses. The loss was not tax deductible and was substantially all non-cash.

Subsequent to quarter end, the Company entered into a definitive agreement to acquire a 65% interest in Rockwood Capital, LLC (“Rockwood”), a US real estate investment management firm with approximately $12 billion of assets under management. The transaction is subject to customary closing conditions and is expected to close in the third quarter of 2022.

For the three months ended March 31, 2022, local currency revenue growth was driven by all service lines, led by Investment Management.

	Three months ended
(in thousands of US$)	March 31		Change	Change
(LC = local currency)	2022	2021	in US$ %	in LC%

Outsourcing & Advisory	$414,545	$340,116	22%	24%
Investment Management (1)	86,377	44,627	94%	94%
Leasing	237,272	179,661	32%	34%
Capital Markets	262,718	210,510	25%	27%
Total revenues	$1,000,912	$774,914	29%	31%

(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 38% for the three months ended March 31, 2022

Results of operations – three months ended March 31, 2022

For the first quarter ended March 31, 2022, revenues were $1.0 billion, 29% higher than the comparable prior year quarter (31% in local currency). Internally generated revenues were up 27%, driven by robust transaction activity, particularly in industrial and multifamily assets classes. Acquisitions contributed 4% to local currency revenue growth.

Operating earnings for the first quarter were $40.8 million relative to $40.0 million in the prior year quarter. Operating earnings margin was 4.1% versus 5.2% in the prior year quarter with operating leverage from higher revenues and favourable service mix offset by a $26.1 million loss on disposal of the Company’s Russian operations. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) was $121.5 million up 32% versus $92.1 million reported in the prior year quarter. Adjusted EBITDA margin was 12.1% in the quarter as compared to 11.9% in the prior year quarter.

Depreciation expense was $12.0 million relative to $10.4 million in the prior year quarter with the increase attributable to increased investments in office leaseholds and the impact of recent business acquisitions.

Amortization expense was $24.6 million, versus $27.4 recorded in the prior year quarter with the decrease largely attributable to timing of certain acquisitions.

Net interest expense was $6.3 million, versus $8.3 million recorded in the prior year quarter. The average interest rate on debt during the period was 3.1%, relative to 3.5% in the prior year quarter.

Earnings from equity investments, including other income, for the first quarter were $3.2 million as compared to $2.0 million in the prior year quarter.

Consolidated income tax expense for the quarter was $16.3 million, relative to $8.8 million in the prior year quarter. The current quarter’s effective tax rate of 43.4%, compared to 26.5% in the prior year quarter, was impacted 17.9% by the loss on the disposal of the Company’s controlling interest in its Russian operations, which is not tax deductible.

The net earnings for the quarter were $21.3 million versus $24.8 million in the prior year quarter.

Revenues in the Americas region totalled $641.7 million for the first quarter, up 35% (35% in local currency) versus $475.8 million in the prior year quarter. Revenue growth was evenly distributed across all services lines. Leasing and Capital Markets activity was strong, particularly in industrial, land and multifamily asset classes. Outsourcing & Advisory revenues increased on solid growth in Engineering & Design (including recent acquisitions), Valuation and Loan Servicing. Adjusted EBITDA was $81.1 million, up 42% (43% in local currency) over the prior year quarter on higher revenues. GAAP operating earnings were $61.3 million, relative to $42.9 million in the prior year quarter.

Revenues in the EMEA region totalled $153.3 million for the first quarter, up 22% (30% in local currency) compared to $126.1 million in the prior year quarter with solid growth across all service lines. Leasing and Capital Markets benefitted from solid transaction activity while Outsourcing & Advisory revenue growth was driven by a strong recovery in project management revenues. Foreign exchange headwinds negatively impacted revenue growth by 8%. Adjusted EBITDA was $4.9 million, up 9% (23% in local currency) over the prior year. GAAP operating loss was $30.8 million and included the loss on disposal of the Company’s Russian operations, versus an operating loss of $1.1 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $119.4 million for the first quarter compared to $128.3 million in the prior year quarter, down 7% (down 3% in local currency). Revenue growth was impacted primarily by the impact of COVID-19 lockdowns in several Asian markets. Foreign exchange headwinds negatively impacted revenue growth by 4%. Adjusted EBITDA was $10.2 million, down from $15.5 million in the prior year quarter. GAAP operating earnings were $8.2 million, versus $11.7 million in the prior year quarter.

Investment Management revenues for the first quarter were $86.4 million compared to $44.6 million in the prior year quarter, up 94% (94% in local currency). Passthrough revenue from historical carried interest represented $24.7 million for the quarter versus nil in the prior year quarter. Excluding the impact of carried interest, revenue was up 38% (38% in local currency) driven by management fee growth from increased assets under management. Adjusted EBITDA was $26.8 million, up 51% (51% in local currency) over the prior year quarter on operating leverage from higher revenues. GAAP operating earnings were $17.2 million in the quarter, versus $9.9 million in the prior year quarter. Assets under management were $52.4 billion on March 31, 2022, up 26% from $41.6 billion on March 31, 2021. Including Antirion, completed on April 1, 2022, assets under management are now $57 billion.

Unallocated global corporate costs as reported in Adjusted EBITDA were $1.5 million in the first quarter, relative to $2.6 million in the prior year quarter. The corporate GAAP operating loss for the quarter was $15.1 million relative to a loss of $23.4 million in the first quarter of 2021, with the prior year period impacted by contingent acquisition consideration expense related to acquisitions.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Summary of quarterly results - years ended December 31, 2022, 2021 and 2020

(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2022
Revenues	$1,000,912
Operating earnings	40,834
Net earnings	21,317
Basic net earnings (loss) per common share	(0.42)
Diluted net earnings (loss) per common share	(0.42)

Year ended December 31, 2021
Revenues	$774,914	$945,994	$1,022,756	$1,345,465
Operating earnings (loss)	39,956	(385,777)	75,966	138,354
Net earnings (loss)	24,807	(412,601)	50,496	99,741
Basic net earnings (loss) per common share	0.11	(10.53)	0.41	0.98
Diluted net earnings (loss) per common share	0.11	(10.53)	0.40	0.92

Year ended December 31, 2020
Revenues	$630,628	$550,206	$692,307	$913,716
Operating earnings	18,537	14,523	52,074	79,443
Net earnings	6,458	6,483	31,979	49,568
Basic net earnings (loss) per common share	0.12	(0.26)	0.53	0.84
Diluted net earnings (loss) per common share	0.11	(0.26)	0.52	0.80

Other data*
Adjusted EBITDA - 2022	$121,461
Adjusted EBITDA - 2021	92,129	$136,558	$123,641	$192,010
Adjusted EBITDA - 2020	54,454	59,962	92,120	154,906
Adjusted EPS - 2022	$1.44
Adjusted EPS - 2021	1.04	$1.58	$1.27	$2.25
Adjusted EPS - 2020	0.54	0.70	1.08	1.79

*See "Reconciliation of non-GAAP financial measures"

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on Capital Markets transactions. Revenues and earnings during the balance of the year are relatively even. Historically, Capital Markets operations comprised approximately 25% of consolidated annual revenues. Variations can also be caused by business acquisitions which alter the consolidated service mix.

2022 outlook

The Company is increasing its outlook for full year 2022 to reflect strong first quarter operating results as well as the impact of acquisitions. The financial outlook is based on the Company’s best available information as of the date of this MD&A, and remains subject to change based on, but not limited to, numerous macroeconomic, health, social, geopolitical (including escalation of hostilities, outbreak of war, elections, disruption of supply chains) and related factors. The outlook does not include the impact of the Rockwood acquisition.

Measure	Updated	Previous
Revenue growth

Low double digit revenue growth:

•  Mid to high-single digit internal growth

•  Balance from previously announced acquisitions (including KFW, Colliers Cincinnati and Cleveland, Antirion, Colliers Italy and Basalt)

High single digit revenue growth: • Mid-single digit internal growth • Balance from previously announced acquisitions (including Antirion, Colliers Italy and Basalt)
AEBITDA Margin	Up 40 bps – 80 bps	Up 40 bps – 60 bps
Consolidated income tax rate	25%-27%	26%-28%
NCI share of earnings	18%-20%	18%-20%
AEPS growth	High-teens	Mid-teens

Liquidity and capital resources

Net cash used in operating activities for the three months ended March 31, 2022, was $280.7 million, versus $38.1 million in the prior year quarter. The increase was driven by (i) the impact of the AR facility (shown in both operating and investing activities); (ii) payments of accrued compensation; as well as (iii) $59.6 million of contingent acquisition consideration paid. We believe that cash from operations and other existing resources, including our $1.0 billion multi-currency revolving credit facility (the “Revolving Credit Facility”), will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the three months ended March 31, 2022, capital expenditures were $9.8 million (2021 - $22.1 million). Capital expenditures for the year ending December 31, 2022, are expected to be $75-$80 million, with the increase primarily attributable to investments in office space in major markets, some of which were deferred from 2021 and are expected to be funded by cash on hand.

Net indebtedness as at March 31, 2022 was $483.9 million, versus $134.3 million at December 31, 2021. Net indebtedness is calculated as the current and non-current portion of long-term debt (excluding the Convertible Notes and warehouse credit facilities, in accordance with our debt agreements) less cash and cash equivalents. As of March 31, 2022, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA was 0.9x (0.3x as of December 31, 2021), relative to a maximum of 3.5x permitted under our debt agreements. Including the Convertible Notes, our net indebtedness as at March 31, 2022 was $709.5 million. We were in compliance with the covenants contained in our debt agreements as at March 31, 2022 and, based on our outlook for 2022, we expect to remain in compliance with these covenants.

As of March 31, 2022, the Company had $796.0 million of unused credit under its committed revolving credit facility maturing in April 2024.

The Convertible Notes, due 2025, are unsecured and subordinated to all of the existing and future senior and/or secured indebtedness, and are treated as equity for financial leverage calculations under our existing debt agreements. The Convertible Notes are convertible into 3.97 million Subordinate Voting Shares or, if not converted, may be settled at maturity with subordinate voting shares or cash at the option of the Company.

Colliers Mortgage utilizes warehouse credit facilities for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase. The warehouse credit facilities are excluded from the financial leverage calculations under our debt agreements.

On April 25, 2022, the Company renewed its AR Facility with two third-party financial institutions and expanded the committed availability to $150,000 from $125,000, with a term of 364 days extending to April 24, 2023, and includes selected US and Canadian trade accounts receivable. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The AR Facility results in a decrease to our borrowing costs. As of March 31, 2022, the Company had drawn $122.6 million under the AR Facility.

During 2021 and 2022, the Company acquired certain real estate assets in connection with the establishment of new Investment Management funds. The real estate assets, as well as corresponding liabilities, will be transferred to the respective funds during 2022, without gain or loss. The Company recorded the corresponding assets and liabilities on the balance sheet as of December 31, 2021, and as of March 31, 2022. The Company executed a similar transaction in 2020 and expects to enter into similar transactions from time to time in the future to facilitate the formation of new Investment Management funds.

On December 7, 2021, the Company’s Board of Directors announced an increase in semi-annual dividend to $0.15 per share to shareholders of record on December 31, 2021. These semi-annual dividends are paid in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. Total common share dividends paid by the Company during the three months ended March 31, 2022 were $6.6 million.

During the first quarter, we invested cash in acquisitions as follows: an aggregate of $52.5 million (net of cash acquired) in new business acquisitions, $26.0 million in acquisitions of redeemable non-controlling interests in subsidiaries and $100.0 million in contingent consideration payments related to the 2018 Harrison Street acquisition. All acquisitions during the year were funded from borrowings on the Revolving Credit Facility and cash on hand (See Note 4 in our consolidated financial statements). In addition, the Company expects to fund previously announced acquisitions, which are expected to close in 2022, from borrowings on the Revolving Credit Facility and cash on hand.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $85.8 million as at March 31, 2022 (December 31, 2021 - $191.6 million). Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2022 was $59.9 million (December 31, 2021 - $154.7 million). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at March 31, 2022 was $5.7 million (December 31, 2021 - $5.1 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the contingency period, which extends to June 2026. We estimate that approximately 85% of the contingent consideration outstanding as of March 31, 2022 will ultimately be paid.

The following table summarizes our contractual obligations as at March 31, 2022:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$713,312	$993	$192,536	$-	$519,783
Warehouse credit facilities	115,817	115,817	-	-	-
Convertible Notes	225,539	-	-	225,539	-
Interest on long-term debt
and Convertible Notes[1]	124,324	21,034	42,011	25,206	36,073
Finance lease obligations	994	542	452	-	-
Business combinations[2]	364,746	364,746	-	-	-
Contingent acquisition consideration	59,943	27,624	30,161	2,047	111
Operating leases obligations	517,339	96,882	159,970	104,843	155,644
Purchase commitments	60,177	13,099	24,155	19,654	3,269
Co-investment Commitments	20,508	20,508	-	-	-
Total contractual obligations	$2,202,699	$661,245	$449,285	$377,289	$714,880
1.	Figures do not include interest payments for borrowings under the Revolving Credit Facility. Assuming the Revolving Credit Facility is held until maturity, using current interest rate, we estimate that we will make $5.6 million of interest payments, $2.7 million of which will be made in the next 12 months.
2.	Business combinations include the acquisitions of Antirion and Colliers Italy, which closed on April 1, 2022, and Basalt Infrastructure, which is expected to close in the second half of 2022.

At March 31, 2022, we had commercial commitments totaling $12.0 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In those subsidiaries where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $519.8 million as of March 31, 2022 (December 31, 2021 - $513.3 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at March 31, 2022, the RNCI recorded on the balance sheet was $541.2 million (December 31, 2021 - $536.9 million). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for the three months ended March 31, 2022 would be $0.81, and the accretion to adjusted EPS would be $0.08.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified eight critical accounting estimates, which are discussed below.

1.	Revenue recognition. We earn revenues from brokerage transaction commissions, advisory fees, debt finance fees, property management fees, project management fees, engineering and design fees, loan servicing fees and investment management fees. Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.	Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have four reporting units, consistent with our four operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that would suggest a potential decrease in fair value, the determination of fair value is calculated with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

3.	Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.	Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.	Deferred income tax assets. Deferred income tax assets arise primarily from the recognition of the benefit of certain net operating loss carry-forwards. We must weigh the positive and negative evidence surrounding the future realization of the deferred income tax assets to determine whether a valuation allowance is required, or whether an existing valuation allowance should remain in place. These determinations, which involve projections of future taxable income, require significant management judgment. Changes in judgments, in particular of future taxable earnings, could result in the recognition or de-recognition of a valuation allowance which could impact income tax expense materially.

6.	Mortgage servicing rights (“MSRs”). MSRs, or the rights to service mortgage loans for others, result from the sale or securitization of loans originated by the Company and are recognized as intangible assets on the Consolidated Balance Sheets. The Company initially recognizes MSRs based on the fair value of these rights on the date the loans are sold. Subsequent to initial recognition, MSRs are amortized and carried at the lower of amortized cost or fair value. They are amortized in proportion to and over the estimated period that net servicing income is expected to be received based on projections and timing of estimated future net cash flows.

7.	Uncertain tax positions. In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination by tax authorities based upon an evaluation of the facts and circumstances at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

8.	Allowance for credit loss reserves. Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the Fannie Mae Delegated Underwriting and Servicing (“DUS”) Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of March 31, 2022, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $4.5 billion. As at March 31, 2022, the Loss Reserve was $16.1 million (December 31, 2021 - $15.8 million) and was included within Other liabilities on the Consolidated Balance Sheets.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) loss on disposal of Russian operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
	March 31
(in thousands of US$)	2022	2021

Net earnings	$21,317	$24,807
Income tax	16,327	8,847
Other income, including equity earnings from non-consolidated investments	(3,128)	(1,982)
Interest expense, net	6,318	8,284
Operating earnings	40,834	39,956
Loss on disposal of Russian operations	26,090	-
Depreciation and amortization	36,640	37,777
Gains attributable to MSRs	(5,297)	(9,075)
Equity earnings from non-consolidated investments	3,160	1,406
Acquisition-related items	15,083	18,847
Restructuring costs	90	293
Stock-based compensation expense	4,861	2,925
Adjusted EBITDA	$121,461	$92,129

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of Russian operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the adjusted EPS calculation for all periods presented.

	Three months ended
	March 31
(in thousands of US$)	2022	2021

Net earnings	$21,317	$24,807
Non-controlling interest share of earnings	(8,516)	(7,780)
Interest on Convertible Notes	2,300	2,300
Loss on disposal of Russian operations	26,090	-
Amortization of intangible assets	24,591	27,338
Gains attributable to MSRs	(5,297)	(9,075)
Acquisition-related items	15,083	18,847
Restructuring costs	90	293
Stock-based compensation expense	4,861	2,925
Income tax on adjustments	(6,419)	(9,666)
Non-controlling interest on adjustments	(3,670)	(3,335)
Adjusted net earnings	$70,430	$46,654

	Three months ended
	March 31
(in US$)	2022	2021

Diluted net earnings (loss) per common share(1)	$(0.38)	$0.10
Interest on Convertible Notes, net of tax	0.04	0.04
Non-controlling interest redemption increment	0.64	0.28
Loss on disposal of Russian operations	0.53	-
Amortization expense, net of tax	0.30	0.37
Gains attributable to MSRs, net of tax	(0.06)	(0.11)
Acquisition-related items	0.27	0.30
Restructuring costs, net of tax	-	-
Stock-based compensation expense, net of tax	0.10	0.06
Adjusted EPS	$1.44	$1.04

Diluted weighted average shares for Adjusted EPS (thousands)	48,791	44,387

(1) Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation for the three months ended March 31, 2022 and 2021.

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of adjusted EBITDA that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. We report this metric on a pro forma basis, incorporating the expected full year impact of business acquisitions and dispositions.

Recently adopted accounting guidance

Debt with Conversion Options

In August 2020, the FASB issued ASU No. 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contract in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments and reduces the number of embedded conversion features being separately recognized from the host contract as compared to current GAAP. The ASU also enhances information transparency through targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. The Company adopted the guidance effective January 1, 2022. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Reference Rate Reform

The FASB has issued two ASUs related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the various tenors of the London Interbank Offered Rates (“LIBOR”) being discontinued between December 31, 2021 and June 30, 2023, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. The ASUs provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. The Company has certain debt arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated and will continue to evaluate arrangements subject to rate reform and the options under the ASUs to facilitate an orderly transition to alternative reference rates and their potential impacts on its consolidated financial statements and disclosures.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. In December 2018, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. The interest rate swaps are measured at fair value on the balance sheet. The Company designated the interest rate swaps as cash flow hedges at the inception of the respective interest rate swaps. On July 1, 2021, the Company de-designated hedging relationships. Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Transactions with related parties

On April 16, 2021, the Company settled the Management Services Agreement, including the LTIA, between Colliers, Jay S. Hennick (the Company’s Chairman & CEO) and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick.

As at March 31, 2022, the Company had $5.2 million of loans receivable from non-controlling shareholders (December 31, 2021 - $4.0 million). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4.2%. These loans are due on demand or mature on various dates up to 2028, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 41,951,236 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 2,339,000 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 16, 2021, the Company announced a normal course issuer bid (“NCIB”) effective from July 20, 2021 to July 19, 2022. The Company is entitled to repurchase up to 3,200,000 Subordinate Voting Shares on the open market pursuant to the NCIB. During the period from March 3, 2022 to April 25, 2022, the Company purchased, 999,439 Subordinate Voting Shares for total consideration of $126.4 million under its NCIB at a weighted average purchase price of $126.42 per share. Under the NCIB, all shares are purchased for cancellation.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at March 31, 2022. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at March 31, 2022.

Changes in internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at March 31, 2022, our internal control over financial reporting was effective.

During the three months ended March 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Risks associated with COVID-19 pandemic

We continue to monitor the ongoing impact of the global COVID-19 pandemic on all aspects of our business, including how it will impact our clients, employees, and services. Operating during the global pandemic exposes the Company to multiple risks which, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Further, many of the risks discussed in the “Risk Factors” section of the Company’s Annual Information Form are, and could be, exacerbated by the continuing COVID-19 pandemic. Given the dynamic nature of these events, the Company cannot reasonably estimate the period of time that the COVID-19 pandemic and related market conditions will persist, the full extent of the impact they will have on our business, financial condition, results of operations or cash flows or the pace or extent of any subsequent recovery. Even after the pandemic and related containment measures subside, we may continue to experience adverse impacts to our business, financial condition and results of operations, the extent of which may be material.

Risks associated with Colliers Mortgage

Our Colliers Mortgage operations have certain key risk factors unique to the services provided. The following is a summary of key risk factors:

•	a change in or loss of our relationship with US government agencies, such as Fannie Mae or Ginnie Mae could significantly impact our ability to originate mortgage loans;
•	defaults by borrowers on loans originated under the Fannie Mae Delegated Underwriting and Servicing Program could materially affect our profitability as we are subject to sharing up to one-third of incurred losses;
•	a decline in origination volumes or termination of our current servicing agreements, could significantly impact profitability, with a majority of our earnings generated from loan servicing; and
•	a termination or changes to our warehouse credit facilities could lead to unfavourable replacement terms and may significantly impact our ability to originate new loans.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Risks associated with the COVID-19 pandemic”, “Risks associated with Colliers Mortgage” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	The escalation of the Russia-Ukraine conflict and its impact on our business, particularly in neighbouring Central and Eastern European countries, as well as related supply chain disruptions and commodity price volatility.

•	The COVID-19 pandemic and its related impact on global, regional and local economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees.
•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Rising inflation and its impact on compensation costs, hiring and retention of talent, and the Company’s ability to recover costs from our clients.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A decline in our ability to attract, recruit and retain talent.
•	A decline in our ability to attract new clients and to retain major clients and renew related contracts.
•	Reliance on subcontractors.
•	Labor shortages or increases in wage and benefit costs.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	The effect of increases in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Euro, Canadian dollar, Australian dollar and UK pound sterling denominated revenues and expenses.
•	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Disruptions, cyber attacks or security failures in our information technology systems.
•	The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, any outbreak or escalation of hostilities, elections, referenda, trade policy changes, immigration policy changes and terrorism and the impact thereof on our business.
•	The ability to protect against cybersecurity threats as well as to monitor new threats.
•	Changes in climate and environment-related policies that directly impact our businesses.
•	Changes in government laws and policies at the federal, state/provincial or local level that directly impact our businesses.
•	Continuing evolution of global climate change policy and its tangible and intangible impact on our operations, employees and clients.
•	Conversion of the Convertible Notes to subordinate voting shares may dilute the ownership of existing shareholders.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its anticipated impact on our business. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2021, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.